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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
      Under the Securities Exchange Act of 1934 (Amendment No. 13)*
                           GREAT FALLS BANCORP
        .........................................................
                            (Name of Issuer)
                 Common Stock, $1.00 par value per share
               ...........................................
                     (Title of Class of Securities)
                              390 380 10-3
       ..........................................................
                             (CUSIP Number)
               ALFRED R. URBANO c/o Rubicon Realty Corp.,
                      Suite 207, Webster Building,
      3411 Silverside Road, Wilmington, DE 19810 -- (302) 479-7911
       ..........................................................
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            December 31, 1995
       ..........................................................
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 390 380 10-3                                     Page 2 of 5 pages

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Alfred R. Urbano
          SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)                                                (a)  [  ]
                                                                  (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
               93,457

     8)   Shared Voting Power
               N/A

     9)   Sole Dispositive Power
               105,614

     10)  Shared Dispositive Power
               N/A

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               105,614

12)  Check box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                 [  ]

13)  Percent of Class Represented by Amount in Row (11)
               6.13%

     14)  Type of Reporting Person (See Instructions)
               IN

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Item 1.  Security and Issuer

          This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Great Falls Bancorp (the
"Corporation"). The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.  Identity and Background

          (a)  Alfred R. Urbano.

          (b), (c)  President, Rubicon Realty Corp., Suite 207
Webster Building, 3411 Silverside Road, Wilmington, DE  19810
(real estate developer).

          (d) During the last five years, Mr. Urbano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Urbano was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Urbano is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

          On November 30, 1995, Mr. Urbano exercised stock options to purchase 1,331 shares at the price of $7.51/share, a total of $9,996, all of which came from personal funds. The options had been granted during 1993 pursuant to the Great Falls Bancorp 1993 Stock Option Plan.


Item 4.  Purpose of Transactions

          Mr. Urbano exercised the stock options for investment reasons. Mr. Urbano continues to hold options granted in 1995 under the Great Falls Bancorp 1995 Stock Option Plan to purchase
3,300 shares at a price of $11.36/share.   2,200 of such options
are presently exercisable. His present intention is to exercise all of the stock options granted to him under the 1995 Stock Option Plan at some time before such options lapse on December 31, 1997, assuming the value of the Common Stock continues to exceed the adjusted option price per share, currently $11.36. He also intends to exercise his Equity Contracts, which require that he purchase 9,957 shares prior to November 1, 1997 at the

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adjusted price of $10.74/share, and permit the purchase of that number of shares at that price at any time prior thereto.

          Mr. Urbano has no plans or proposals at the present time which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

          (a) Mr. Urbano is the beneficial owner of a total of 105,614 shares of Common Stock of the Corporation. Of this total, 93,457 shares are directly owned by Mr. Urbano. Mr. Urbano has sole voting power and sole investment power with respect to all such 93,457 directly owned shares. In addition, Mr. Urbano beneficially owns 12,157 shares (derivative securities) as a result of stock options which are presently exercisable or will become exercisable within 60 days (2,200 shares under 1995 Plan, adjusted exercise price is $11.36/share) and presently exercisable Equity Contracts (9,957 shares; adjusted exercise price is $10.74/share), none of which has any voting power.

          (b) Such beneficially owned shares represent approximately 6.13% of the issued and outstanding Common Stock of the Corporation. Despite the slight increase in the number of shares beneficially owned by Mr. Urbano since his filing of Amendment No. 12 to Schedule 13D, this is a significant reduction from his percentage of outstanding shares previously reported. The dilution is due to the Corporation's acquisition, effective on 12/31/95, of Bergen Commercial Bank solely in exchange for the Corporation's Common Stock.

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          (c)  No transactions in the Corporation's Common Stock
were effected during the past 60 days by Mr. Urbano.

      (d),(e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Urbano and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

          Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.



Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 1996
Date

/s/ Alfred R. Urbano

Signature

Alfred R. Urbano
Name/Title